IGTA MERGER SUB LIMITED

875 Washington Street

New York, NY 10014

Via Edgar

November 29, 2024

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	IGTA Merger Sub Ltd (the “Company” or “PubCo”)
Amendment No. 7 to Registration Statement on Form S-4
Filed November 13, 2024
File No. 333-276929

Dear SEC Officers:

We hereby provide our response to the comments issued in a letter dated November 20, 2024 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-4. Contemporaneously, we are publicly filing the revised Registration Statement on Form S-4 via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 7 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Statements

Pro Forma Condensed Combined Balance Sheet, page 162

1.	We note your response to prior comment 4. Please tell us the conversion rate used to convert the $2,061,000 due to Sponsor into 240,000 PubCo Ordinary Shares. To the extent the conversion rate differs from the $10.00 conversion rate used in other transactions, please explain why and revise to disclose.

Response: The outstanding balance of IGTA notes and Sponsor current account in aggregate of $1,914,300 converted into 191,430 PubCo Ordinary Shares, which is using a $10.00 conversion rate. The disclosure on page 172 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Exhibits

2.	Please revise to include Adeptus Partners, LLC's consent for the inclusion of their report with respect to the audit of IGTA Merger Sub Limited.

Response: The Company respectfully submits that it has included Adeptus Partners, LLC’s consent for the inclusion of their report with respect to the audit of IGTA Merger Sub Limited in Exhibit 23.2 of the Amended Registration Statement.

General

3.	Please revise the Use of Certain Terms disclosures for the Yorkville Financing and Yorkville Promissory Note to include a comprehensive discussion of the repayment and conversion terms for such Notes. Similar revisions should be made elsewhere throughout the filing where you discuss this financing arrangement.

Response: The disclosure in the “Use of Certain Terms” section and on pages 7, 8, 9, 81, 82, 132, 133, 148 and 149 of the Amended Registration Statement has been revised to provide a discussion of the repayment and conversion terms for the Notes in accordance with the Staff’s comment.

4.

We note that you are seeking to extend your termination date to December 13, 2024, a date which is 36 months from your initial public offering. We also note that you are currently listed on Nasdaq and that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on December 13, 2024. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please also disclose the consequences of any such suspension or delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your securities no longer being considered “covered securities.” Please also address the impact of the provision in the Business Combination Agreement that the agreement may be terminated if IGTA's common stock becomes delisted from Nasdaq and is not relisted on the Nasdaq or the New York Stock Exchange within 60 days after such delisting.

Response: The disclosure on pages 43 to 45 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Please direct any questions or comments regarding this correspondence to our outside counsel, Ted Paraskevas of Loeb & Loeb LLP at tparaskevas@loeb.com or +1 917 974 3190 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Cheuk Hang Chow
IGTA Merger Sub Ltd
Director